SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 11-K

        FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
            AND SIMILAR PLANS PURSUANT TO SECTION 15(d) of
                   THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

             For the fiscal year ended December 31, 1998

                                    OR
       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

             For the transition period from. . .to. . .
                   Commission file number 1-3619

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                PFIZER SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

                  PFIZER INC.
              235 EAST 42nd STREET
                  NEW YORK, NEW YORK  10017


PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE
FOR PLAN BENEFITS
December 31, 1998
(thousands of dollars, except unit values)

                            Non-
                            Partici-
                            pant
                            Directed                        Participant Directed
                            --------  -----------------------------------------------------------------------------------
                            Company
                            Common
                            Stock                                                                                  Loan
                  Total     Fund*       Fund A      Fund B     Fund C*     Fund D     Fund E   Fund F   Fund G     Fund
                ---------------------------------------------------------------------------------------------------------

Investments,
at fair
value:
 Pfizer Inc.
 common
 stock:
  Company
  Common
  Stock
  Fund,
   17,473,855
   shares, cost
   $147,996;
   Fund C,
   18,401,562
   shares, cost
   $276,676     $4,484,427  $2,184,232  $       --   $     --  $2,300,195   $     --   $   --  $    --  $      --   $  --
 Intermediate
  Treasury Bond
  Fund, The
  Northern Trust
  Company, cost
  $193,651         199,239          --     199,239         --          --         --       --       --         --      --
 Collective
  Stock Index
  Fund, The
  Northern Trust
  Company:
  Fund B, cost
  $71,916; Fund G,
  cost $439        230,323          --          --    229,859          --         --       --       --        464      --
 Small Company
  Index Mutual
  Fund, The
  Northern Trust
  Company,
  cost $8,370        7,393          --          --         --          --         --    7,393       --         --      --
 Collective
  Value Index
  Fund, The
  Northern Trust
  Company, cost
  $7,651             8,134          --          --         --          --         --       --    8,134         --      --
 Collective Growth
  Equity Index Fund,
  The Northern Trust
  Company, cost
  $8,780            10,811          --          --         --          --         --       --       --     10,811      --
Other investments,
at cost which
approximates fair
value:
 Loans to
  participants      44,941          --          --         --          --         --       --       --         --  44,941
 Cash and short-
  term securities   45,554         733         196        202         127     43,408      170       52        666      --
                 --------------------------------------------------------------------------------------------------------
Total
 investments     5,030,822   2,184,965     199,435    230,061   2,300,322     43,408    7,563    8,186     11,941  44,941
Due to (from)
 other funds            --          --       6,356       (382)    (13,668)     4,661    1,359       83      1,591      --
Interest
 receivable          3,297           3       3,110         --           3        179        2       --         --      --
Contributions
 receivable
 from (due to)
 employers,
 including
 amounts
 collected from
 employees          11,726       3,578        (148)     1,050       6,891         77       80       77        121      --
Investment
 management fees
 payable--Note 4       (61)         --         (29)       (32)         --         --       --       --         --      --
                 --------------------------------------------------------------------------------------------------------
Net assets
 available for
 plan benefits--
 Note 7         $5,045,784  $2,188,546    $208,724   $230,697  $2,293,548    $48,325   $9,004   $8,346    $13,653 $44,941
                =========================================================================================================
Number of units
 outstanding at
 end of year                27,764,315  14,721,400  8,110,431  29,372,583  3,793,168  922,376  731,830  1,027,454
Unit Value--
 Note 1                         $77.98      $13.90     $28.32      $77.66     $12.53    $9.74   $11.30     $13.25

<F1>* Total investments represent 5% or more of the Plan's net assets available for plan benefits.

	See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE
FOR PLAN BENEFITS
December 31, 1997
(thousands of dollars, except unit values)

                                          Non-
                                          Participant
                                          Directed                        Participant Directed
                                          -----------  --------------------------------------------------------
                                          Company
                                          Common                                                        Loan
                             Total        Stock Fund*  Fund A*      Fund B*     Fund C*         Fund D  Fund
                             ----------------------------------------------------------------------------------

Investments, at fair
value:
 Pfizer Inc. common
 stock:
  Company Common
  Stock Fund,
  18,882,198 shares,
  cost $147,881;
  Fund C, 19,692,281
  shares, cost
  $252,905                   $2,875,168   $1,407,656   $       --   $       --  $ 1,467,512    $     -- $    --
 Intermediate Treasury
  Bond Fund, The
  Northern Trust Company,
  cost $172,994                 175,191           --      175,191           --           --          --      --
 Collective Stock Index
  Fund, The Northern
  Trust Company, cost
  $80,445                       200,583           --           --      200,583           --          --      --
 Other investments, at
  cost which approxi-
  mates fair value:
   Loans to participants         45,889           --           --           --           --          --  45,889
   Cash and short-term
    securities                   42,086          115        1,899          132           67      39,873      --
                            -----------------------------------------------------------------------------------
Total investments             3,338,917    1,407,771      177,090      200,715    1,467,579      39,873  45,889

Due to(from) other funds             --           --            5         (984)       1,797        (818)     --
Interest receivable               3,141            2        2,953           --            2         184      --
Contributions
 receivable from
 employers, including
 amounts collected
 from employees                  12,282        3,593          844        1,330        6,430          85      --
                             ----------------------------------------------------------------------------------

Net assets available
 for plan benefits--
 Note 7                      $3,354,340   $1,411,366     $180,892     $201,061   $1,475,808     $39,324 $45,889
                             ==================================================================================

Number of units
 outstanding at end
 of year                                  30,417,979   14,022,561    9,128,896   31,943,800   3,228,137
Unit Value--Note 1                            $46.15       $12.77       $21.97       $46.01      $11.89

<F1>* Total investments represent 5% or more of the Plan's net assets available for plan benefits.

	See Notes to Financial Statements which are an integral part of these financial statements.



PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS
Year Ended December 31, 1998
(thousands of dollars)

                            Non-
                            Partici-
                            pant
                            Directed                          Participant Directed
                            ---------  -------------------------------------------------------------------
                            Company
                            Common
                            Stock											    Loan
                 Total      Fund       Fund A   Fund B   Fund C     Fund D  Fund E  Fund F  Fund G  Fund
                 -----------------------------------------------------------------------------------------
                 <c
Net investment
income
 Cash dividends:
  Pfizer Inc.
   common stock  $  28,573  $  13,872  $    --  $    --   $ 14,701  $   --  $  --   $  --   $   --  $   --
  Other
   marketable
   securities        3,259         --       --    3,131         --      --     52      --       76      --
 Interest on
  investments       14,269         39   12,246        3         39   1,927      3       4        8      --
 Interest on
  loans              4,124        692      270      367      2,736      25     12      10       12      --
                 -----------------------------------------------------------------------------------------
                    50,225     14,603   12,516    3,501     17,476   1,952     67      14       96      --
Investment
management
fees--Note 4          (115)        --      (54)     (61)        --      --     --      --       --      --
                 -----------------------------------------------------------------------------------------
                    50,110     14,603   12,462    3,440     17,476   1,952     67      14       96      --
                 -----------------------------------------------------------------------------------------
Realized gains
on investments,
net--Note 5:
 Pfizer Inc.
  common stock     314,981    148,336       --       --    166,645      --     --      --       --      --
 Other
  securities        14,891         --      210   13,835         --      --    777       5       64      --
                ------------------------------------------------------------------------------------------
                   329,872    148,336      210   13,835    166,645      --    777       5       64      --
                ------------------------------------------------------------------------------------------
Unrealized
appreciation
(depreciation)
of investments,
net--Note 6      1,628,131    776,461    3,391   37,805    808,912      --   (977)    483    2,056      --
                ------------------------------------------------------------------------------------------
                 2,008,113    939,400   16,063   55,080    993,033   1,952   (133)    502    2,216      --
                ------------------------------------------------------------------------------------------
Contributions:
 Employees         124,510         --    8,387   18,340     92,479   1,443  1,035   1,203    1,623      --
 Employers          46,058     46,058       --       --         --      --     --      --       --      --
Withdrawals--
 Notes 5 and 7    (487,237)  (207,733) (36,136) (25,051)  (204,444) (7,318)  (185)   (370)    (593) (5,407)
Loan transaction
 transfers, net         --       (545)    (184)     (92)    (3,484)   (122)    (4)     (5)     (23)  4,459
Transfers at
 fair value, net        --         --   39,702  (18,641)   (59,844) 13,046  8,291   7,016   10,430      --
                ------------------------------------------------------------------------------------------
                  (316,669)  (162,220)  11,769  (25,444)  (175,293)  7,049  9,137   7,844   11,437    (948)
                ------------------------------------------------------------------------------------------
Net increase
 (decrease)      1,691,444    777,180   27,832   29,636    817,740   9,001  9,004   8,346   13,653    (948)
Net assets
 available for
 plan benefits--
 Note 7:
  Beginning of
   year          3,354,340  1,411,366  180,892  201,061  1,475,808  39,324     --      --       --  45,889
               -------------------------------------------------------------------------------------------
  End of year   $5,045,784 $2,188,546 $208,724 $230,697 $2,293,548 $48,325 $9,004  $8,346  $13,653 $44,941
               ===========================================================================================

<F1>	See Notes to Financial Statements which are an integral part of these financial statements.

</TABLE


PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS
Year Ended December 31, 1997
(thousands of dollars)


                                          Non-
                                          Participant
                                          Directed                        Participant Directed
                                          -----------   ---------------------------------------------------------
                                          Company
                                          Common                                                         Loan
                            Total         Stock Fund    Fund A      Fund B      Fund C        Fund D     Fund
                            -------------------------------------------------------------------------------------
Net investment income
 Cash dividends:
  Pfizer Inc. common
   stock                    $   26,444    $   13,060    $     --    $      --   $   13,384    $    --    $     --
  Other marketable
   securities                    2,906            --          --        2,906           --         --          --
Interest on investments         13,574            38      11,698            7           22      1,809          --
Interest on loans                3,829           660         357          404        2,384         24          --
                            -------------------------------------------------------------------------------------
                                46,753        13,758      12,055        3,317       15,790      1,833          --

Investment management
 fees--Note 4                      (95)           --         (49)         (46)          --         --          --
                            -------------------------------------------------------------------------------------
                                46,658        13,758      12,006        3,271       15,790      1,833          --
                            -------------------------------------------------------------------------------------
Realized gains (losses)
 on investments, net--
 Note 5:
  Pfizer Inc. common
   stock                        98,602        51,016          --           --       47,586          --         --
  Other securities                (286)           --      (1,297)       1,011           --          --         --
                            -------------------------------------------------------------------------------------
                                98,316        51,016      (1,297)       1,011       47,586          --         --
                            -------------------------------------------------------------------------------------
Unrealized appreciation
 of investments, net--
 Note 6                      1,235,281       580,865       2,290       45,490      606,636          --         --
                            -------------------------------------------------------------------------------------
                             1,380,255       645,639      12,999       49,772      670,012       1,833         --
                            -------------------------------------------------------------------------------------
Contributions:
 Employees                     109,053           --       11,125       19,525       75,158       3,245         --
 Employers                      41,066       41,066           --           --           --          --         --
Withdrawals--Notes 5
 and 7                        (206,041)     (94,517)     (20,340)     (11,231)     (69,213)    (10,001)      (739)
Loan transaction
 transfers, net                     --         (822)        (711)        (888)      (4,704)       (118)     7,243
Transfers at fair
 value, net                         --           --        2,004       (3,632)     (14,687)     16,315         --
                           --------------------------------------------------------------------------------------
                               (55,922)     (54,273)      (7,922)       3,774      (13,446)      9,441      6,504
                           --------------------------------------------------------------------------------------
Net increase                 1,324,333      591,366        5,077       53,546      656,566      11,274      6,504
Net assets available
for plan benefits--
 Note 7:
 Beginning of year           2,030,007      820,000      175,815      147,515      819,242      28,050     39,385
                           --------------------------------------------------------------------------------------
 End of year                $3,354,340   $1,411,366     $180,892     $201,061   $1,475,808     $39,324    $45,889
                           ======================================================================================

<F1>
See Notes to Financial Statements which are an integral part of these financial statements.



PFIZER SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1998 and 1997

Note 1 - Summary Plan Description

	General - The Pfizer Savings and Investment Plan (the "Plan") is a defined contribution plan which was originally adopted by Pfizer Inc.
(the "Company") in 1965 as the Pfizer Savings Plan and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company and any corporation which, with the consent of the Company, adopts the Plan ("Associate Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

	The Plan accepts rollover contributions by participants in certain instances (as defined in the Plan) and values a participant's account as of the valuation date subsequent to the receipt of the distribution election. Participants are permitted to roll over into the Plan eligible distributions from other qualified employer sponsored savings plans and conduit IRAs.

	The following is a general description of certain provisions of the Plan. Refer to the Plan agreement for a complete description.

	Contributions - Each participant may make contributions on an after-tax basis and/or on a before-tax basis (that is, choose to reduce his or her compensation and have the Company contribute on his or her behalf). Contributions are subject to certain restrictions under the Internal Revenue Code of 1986, as amended. Contributions of up to 2% of compensation are matched 100% by the Company and the next 4% is matched 50%. Employee contributions in excess of 6% are not matched.

	Effective February 1, 1997, the definition of earnings eligible for contributions was expanded to include overtime pay, premium pay and shift differentials.

	Investment options - Each participant in the Plan elects to have his or her contribution invested in any one or any combination of seven investment funds. These funds are primarily comprised of the following:

     Fund A - Intermediate U.S. Treasury bonds

     Fund B - An index fund of corporate common stocks

     Fund C - Common stock of the Company

     Fund D - U.S. Treasury and government agency money market investments with maturities of less than one year

	Effective January 1, 1998, three new investment funds were added to the Plan as follows:

     Fund E - An index fund of common stocks of companies with market capitalization averaging approximately $500 million.

     Fund F - An index fund of common stocks of large, well-established companies whose price-to-book ratios are, as a whole, typically below the average for the S&P 500 index and whose dividends are typically higher than the average for the S&P 500 index.

     Fund G - An index fund of common stocks of large, well-established companies whose price-to-book ratios are, as a whole, typically above the average for the S&P 500 index and whose dividends are typically lower than average for the S&P 500 index.

	At December 31, 1998 and 1997, respectively, there were 16,685 and 15,915 employees participating in the Plan, some of whom had investments in more than one employee investment fund. On the basis of allocations by the employees of their contributions at December 31, 1998 and 1997, respectively, Fund A had 4,138 and 3,965 participating employees; Fund B, 5,843 and 5,824, Fund C, 13,976 and 14,184 and Fund D, 1,031 and 610. At
December 31, 1998, Fund E had 716 participating employees; Fund F, 664 and Fund G, 979.

	All Company matching contributions are invested by the trustee in a fund designated the "Company Common Stock Fund," which consists primarily of common stock of the Company. These contributions are non-participant directed.

	The trustee of the Plan, The Northern Trust Company, manages investments in each of the funds and therefore, is deemed a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

	The net assets used to calculate the unit values disclosed on the Statement of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997, have been reduced by benefits payable as of that date. (See Note 7.)

	Eligibility and Vesting - Substantially all the domestic employees of the Company, except those covered by a collective bargaining agreement, are eligible to enroll in the Plan on their date of hire. A participant is immediately vested in the full value of his or her account (i.e., participant's and employer's contributions).

	Payment of Benefits - Upon separation from service, retirement or disability, a participant may elect to receive a lump sum distribution currently or at any time up to the later of 13 months from separation or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary may elect payment currently or defer payments until the later of when the participant would have reached age 65 or 13 months from date of death. A nonspouse beneficiary may defer payment up until 13 months from the date of death.

	Withdrawals - A participant in the Plan may withdraw all or part of his or her account balance subject to the provisions of the Plan.

	Loans - Plan participants are permitted to borrow against their vested balance. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance or $50,000 reduced by the highest outstanding loan balance in the preceding 12 months.

	Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid over 10 or 15 years at the participant's option. The interest rate on all loans is based on the prime rate plus 1%. Interest paid by the participant is credited to the participant's account.

	The Loan Fund reflects participant loans, repayments and other withdrawals.

	Termination - The Company expects to continue the Plan indefinitely, but necessarily reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Company's Board of Directors. In the event of termination of the Plan, each participant shall receive the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the assets in the investment funds established pursuant to the Plan will at any time revert to the Company.

Note 2 - Summary of Significant Accounting Policies

	Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. For treatment of benefits payable, refer to Note 7. Certain reclassifications have been made to the 1997 financial statements to conform to the 1998 presentation.

	Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

	Investment Valuation - Pfizer Inc. common stock is valued at the closing market price on the last business day of the year. The investments in index funds and the intermediate U.S. Treasury bond fund are recorded at fair value based on the closing market prices of the underlying investments of the respective fund as of the last business day of the year. Loans to participants and cash and short-term securities are recorded at cost which approximates fair value.

	Security Transactions - Purchases and sales of securities are reflected on a trade-date basis. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold).

	Unrealized Appreciation (Depreciation) of Investments - Unrealized appreciation (depreciation) of investments for the year represents the difference between the cost of the investments and their fair value at the end of the year. Additionally, it reflects the reversal of the unrealized appreciation (depreciation) as of the end of the prior year.

	Net Investment Income - Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

	Pfizer Inc. Common Stock - In June 1997, the Company effected a two-for-one stock split in the form of a 100 percent stock dividend.

Note 3 - Income Taxes

	The Internal Revenue Service has determined and informed the Company that the Plan and related trust as of May 26, 1994 were designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's legal and tax counsel believe that the Plan is designed and is currently being operated in compliance with all the applicable requirements. Therefore, no provision has been made for Federal income taxes.

	Contributions made to the Plan by the Company, including before-tax contributions made on the employees' behalf by the Company and the appreciation on all funds in the employees' account, are not taxable to the employees under Federal income tax law while these amounts remain in the Plan.

Note 4 - Administrative Costs

	Except for certain member transfer costs and the investment management fees, all costs and expenses of administering the Plan are assumed by the Company.

Note 5 - Realized Gains (Losses) on Investments

	The aggregate net proceeds and carrying value used in the calculation of the realized gains (losses) on investments are as follows:

                                                           Realized
                            Net Proceeds       Cost      Gains(Losses)
                            ------------     -------     -------------
                                       (thousands of dollars)
Pfizer Inc. common stock
   1998                      $353,319        $ 38,338     $314,981
   1997                       119,098          20,496       98,602

Other securities
   1998                      $125,283        $110,392     $ 14,891
   1997                        92,397          92,683         (286)

	Realized gains from the disposal of Pfizer Inc. common stock include $258,316 thousand in 1998 and $48,932 thousand in 1997 related to shares distributed in kind to participants who withdrew from the Plan on retirement or termination.

	The 1998 net proceeds include $71,517, $66,120 and $53,766 thousand related to the transfer of plan assets of the former employees of Valleylab to U.S. Surgical Corporation, American Medical Systems (AMS) to E.M. Warburg, Pincus & Co., LLC and Schneider to Boston Scientific Corporation, respectively. In addition, the 1997 net proceeds include $20,540 thousand related to the transfer of plan assets of the former employees of the Company's divested Coty, Inc. business to the Benckiser Incentive Savings Plan. Transfers of plan assets are reflected in withdrawals on the Statement of Changes in Net Assets Available for Plan Benefits.

Note 6 - Unrealized Appreciation (Depreciation) of Investments

	The change in the amount of unrealized appreciation (depreciation) was as follows:

                               Aggregate Unrealized
                            -------------------------
                            December 31,  December 31,      Change
                                1998          1997       During 1998
                            -----------   ------------   -----------
                                      (thousands of dollars)
Company Common Stock Fund   $2,036,236    $1,259,775     $  776,461
Fund A                           5,588         2,197          3,391
Fund B                         157,943       120,138         37,805
Fund C                       2,023,519     1,214,607        808,912
Fund E                            (977)           --           (977)
Fund F                             483            --            483
Fund G                           2,056            --          2,056
                            ----------    ----------     ----------
                            $4,224,848    $2,596,717     $1,628,131
                            ==========    ==========     ==========

                               Aggregate Unrealized
                            -------------------------
                            December 31,  December 31,      Change
                                1997         1996        During 1997
                            -----------   ------------   -----------
                                      (thousands of dollars)
Company Common Stock Fund   $1,259,775    $  678,910     $  580,865
Fund A                           2,197           (93)         2,290
Fund B                         120,138        74,648         45,490
Fund C                       1,214,607       607,971        606,636
                            ----------    ----------     ----------
                            $2,596,717    $1,361,436     $1,235,281
                            ==========    ==========     ==========

Note 7 - Withdrawals and Reconciliation with Form 5500

	In connection with the sale of Valleylab, Schneider and AMS, the Plan also transferred loan balances totaling $3,914 thousand to the buyers' plans. This amount is included in withdrawals in the Loan Fund.

	For financial statement purposes, participant withdrawals and distributions are recorded when paid rather than when processed and approved for payment. Therefore, the net assets available for plan benefits as of December 31, 1998 and 1997 do not reflect a reduction for the following benefits payable to participants who had requested withdrawals as of December 31, but which were not distributed until the subsequent year:

                                 1998        1997
                               -------     -------
                              (thousands of dollars)
Company Common Stock Fund      $23,386     $ 7,451
Fund A                           4,196       1,820
Fund B                           1,054         485
Fund C                          12,503       6,180
Fund D                             781         957
Fund E                              20          --
Fund F                              75          --
Fund G                              40          --
                               -------     -------
                               $42,055     $16,893
                               =======     =======

	For the purposes of Form 5500, such withdrawals and distributions are recorded when processed and approved for payment. Therefore, benefits payable to participants who have requested withdrawals have been reported as benefit expense on Form 5500 for those years.

Note 8 - Stock Split

	On April 22, 1999, the Company's Board of Directors approved a three-for-one stock split in the form of a 200% stock dividend to all shareholders who own shares on June 2, 1999. The Company will issue the additional shares on June 30, 1999.

Note 9 - Subsequent Event (Unaudited)

	The market value of Pfizer Inc. common stock declined subsequent to December 31, 1998. The decline resulted in unrealized depreciation for the period January 1, 1999 through June 10, 1999 of approximately $444,535 thousand for the Company Common Stock Fund and $468,135 thousand for Fund C. Unrealized depreciation was based on the number of shares in these funds as of December 31, 1998 at the closing market price of $99.56 on June 10, 1999.




SCHEDULE 1
PFIZER SAVINGS AND INVESTMENT PLAN
ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1998
(thousands of dollars)

                                                     Number of
                               Interest   Maturity   Shares or
                                 Rate       Date       Units       Cost    Fair Value
                               --------   --------   ---------   --------  ----------
COMPANY COMMON STOCK FUND:
--------------------------
Pfizer Inc.* Common Stock         --         --      17,473,855  $147,996   $2,184,232
The Northern Trust Company*,
 Short-Term Investment Fund    Various    Various       732,509       733          733
                                                                 --------   ----------
  Total of Company Common
    Stock Fund                                                   $148,729   $2,184,965
                                                                 ========   ==========
FUND A:
-------
The Northern Trust Company*,
 Intermediate Treasury
 Bond Fund                     Various    Various   187,050,000  $193,651   $  199,239
The Northern Trust Company*,
 Short-Term Investment Fund    Various    Various       196,137       196          196
                                                                 --------    ---------
  Total of Fund A                                                $193,847   $  199,435
                                                                 ========   ==========
FUND B:
-------
The Northern Trust Company*,
 Collective Stock Index Fund     --          --       2,061,308  $ 71,916   $  229,859
The Northern Trust Company*,
 Short-Term Investment Fund    Various     Various      201,947       202          202
                                                                 --------   ----------
  Total of Fund B                                                $ 72,118   $  230,061
                                                                 ========   ==========
FUND C:
-------
Pfizer Inc.* Common Stock        --          --      18,401,562  $276,676   $2,300,195
The Northern Trust Company*,
 Short-Term Investment Fund     Various    Various       126,673      127          127
                                                                 --------   ----------
  Total of Fund C                                                $276,803   $2,300,322
                                                                 ========   ==========
FUND D:
-------
The Northern Trust Company*,
 Government Short-Term
 Investment Fund                Various    Various   43,408,311  $ 43,408   $   43,408
                                                                 ========   ==========

FUND E:
-------
The Northern Trust Company*,
 Small Company Index Mutual
 Fund                             --         --         608,472  $  8,370   $    7,393
The Northern Trust Company*,
 Short-Term Investment Fund     Various    Various      170,403       170          170
                                                                 --------   ----------
  Total of Fund E                                                $  8,540   $    7,563
                                                                 ========   ==========

FUND F:
-------
The Northern Trust Company*,
 Collective Value Index Fund      --         --         467,461  $  7,651   $    8,134
The Northern Trust Company*,
 Short-Term Investment Fund    Various     Various       52,109        52           52
                                                                 --------   ----------
   Total of Fund F                                               $  7,703   $    8,186
                                                                 ========   ==========
FUND G:
-------
The Northern Trust Company*,
 Collective Stock Index Fund      --         --          15,273  $    439   $      464
The Northern Trust Company*,
 Collective Growth Equity
  Index Fund                      --         --         312,674     8,780       10,811
The Northern Trust Company*,
 Short-Term Investment Fund     Various    Various      665,663       666          666
                                                                 --------   ----------
  Total of Fund G                                                $  9,885   $   11,941
                                                                 ========   ==========
LOAN FUND:
----------
Loans to participants           Various    Various           --  $ 44,941   $   44,941
                                                                 ========   ==========

<F1>*Party-in-interest


SCHEDULE 2
PFIZER SAVINGS AND INVESTMENT PLAN
ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 1998
(thousands of dollars)

COMPANY COMMON
STOCK FUND AND
FUND C:

Securities Purchased         Number of    Number of
--------------------       Transactions     Shares      Cost
                           ------------   ----------   -------
Pfizer Inc. common stock        27        650,199      $62,248


Securities Disposed*                                             Fair Value
-------------------         Number of     Number of              of Disposed  Realized
                           Transactions     Shares      Cost        Shares     Gains
                           ------------   ----------   -------   -----------  --------
Pfizer Inc. common stock        598       3,349,261    $38,338   $353,319     $314,981

<F1>*Dispositions represent sales of stock and shares distributed in kind to members who withdrew from the Plan on retirement or termination.

INDEPENDENT AUDITORS' REPORT

To the Savings and Investment Plan Committee
 Pfizer Savings and Investment Plan:

	We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan (the Plan) as of December 31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

	Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions, as of and for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                       /s/ KPMG LLP

                                       KPMG  LLP

New York, New York
May 27, 1999


SIGNATURES

 The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PFIZER SAVINGS AND INVESTMENT PLAN

                                     By:   /s/ David L. Shedlarz


                                     David L. Shedlarz
                                       Executive Vice President and
                                       Chief Financial Officer
                                       Chair, Savings and Investment
                                       Plan Committee

Date: June 16, 1999


                                                             EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

To the Savings and Investment Plan Committee
 Pfizer Savings and Investment Plan:

	We consent to the use of our report dated May 27, 1999 included herein and incorporated herein by reference in the Registration Statement on Form S-8 dated October 5, 1994 (File No. 33-55771) which report relates to the statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended, and appears in the December 31, 1998 annual report on Form 11-K of the Pfizer Savings and Investment Plan.

                                       /s/ KPMG LLP

                                       KPMG LLP

New York, New York
June 16, 1999